Filed pursuant to Rule 424(b)(3)
File No. 333-272617

UNITED STATES OIL FUND, LP

Supplement dated November 10, 2025

to

Prospectus dated April 25, 2025

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States Oil Fund, LP (“USO”) dated April 25, 2025 (the “Prospectus”).

You should carefully read the Prospectus and this supplement before investing. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the “Risk Factors” beginning on page 9 of the Prospectus before you decide to invest.

Monthly Roll

Beginning with the monthly roll occurring in January 2026, USO will shorten the monthly roll/rebalancing period for its positions in Oil Futures Contracts and Other Oil-Related Investments from a ten-day period to a five-day period. The change to a five-day roll period does not change USO’s benchmark or its investment objective.

In light of the foregoing, the Prospectus is revised as follows:

1.	The first paragraph under the section “What is the ‘Benchmark Oil Futures Contract’?” on page 1 of the Prospectus is amended and restated as follows:

“The Benchmark Oil Futures Contract is the futures contract on light, sweet crude oil as traded on the New York Mercantile Exchange (the “NYMEX”) that is the near month contract to expire that changes over a specified period each month into the NYMEX futures contract that is the next month to expire. The change from the near month contract to the next month contract occurs at the beginning of each month and will be approximately proportional, relative to total net assets, over a ten-day roll period through December 31, 2025, and over a five-day roll period commencing January 1, 2026 and thereafter.”

2.	The first sentence of the risk factor entitled “Natural forces in the oil futures market known as “backwardation” and “contango” may increase USO’s tracking error and/or negatively impact total return” on page 13 of the Prospectus is amended and restated as follows:

“USO’s Benchmark Oil Futures Contract is the near month contract to expire until the near month contract approaches expiration when, over a ten-day period through December 31, 2025, and over a five-day period commencing January 1, 2026 and thereafter, beginning on the first business day of each month, the Benchmark Oil Futures Contract transitions to the next month contract to expire and remains that contract until the next roll period.”

3.	The first paragraph in the subsection entitled “What are the Trading Policies of USO?—Investment Objective” on page 31 of the Prospectus is amended and restated as follows:

“The investment objective of USO is for the daily changes in percentage terms of its shares’ per share NAV to reflect the daily changes in percentage terms of the spot price of light, sweet crude oil delivered to Cushing, Oklahoma, as measured by the daily changes in the price of the Benchmark Oil Futures Contract, plus interest earned on USO’s collateral holdings, less USO’s expenses. The Benchmark Oil Futures Contract is the futures contract on light, sweet crude oil as traded on the New York Mercantile Exchange (the “NYMEX”) that is the near month contract to expire and changes, over a ten-day period through December 31, 2025 and over a five-day period commencing January 1, 2026 and thereafter, into the NYMEX futures contract that is the next month to expire. The change from the near month contract to the next month contract occurs at the beginning of each month and will be approximately proportional, relative to total net assets, over each day of the roll period.”

4.	The subsection entitled “What are the Trading Policies of USO?—Monthly Roll” on page 32 of the Prospectus is amended and restated as follows:

Monthly Roll

Each month, USO changes the Benchmark Oil Futures Contract, which at the beginning of the month is the futures contract on light, sweet crude oil as traded on the NYMEX that is the near or front month to expire (referred to herein as the first month), into the NYMEX futures contract that is the next month contract to expire (referred to herein as the second month). The Benchmark Oil Futures Contract remains the futures contract on light, sweet crude oil as traded on the NYMEX for the first month before the roll period.

The monthly roll/rebalancing period is a ten-day period beginning on the first business day of each month through December 31, 2025. Beginning with the monthly roll occurring in January 2026 and thereafter, USO will shorten the monthly roll/rebalancing period from a ten-day period to a five-day period.

During the roll period, the Benchmark Oil Futures Contract will proportionately change each day of the roll to the futures contract on light, sweet crude oil as traded on the NYMEX for the second month, until the roll is completed. On each day during the roll period, USCF “rolls” USO’s positions in Oil Interests by closing, or selling, a percentage of USO’s positions in Oil Interests and reinvesting the proceeds from closing those positions in new Oil Interests that reflect the change in the Benchmark Oil Futures Contract. USO rolls its positions in Oil Futures Contracts in the first month prior to the end of the month to avoid such contracts’ expiration and having to take delivery of the underlying commodity.

Typically, on each day during any ten-day roll period, which will be effective through December 31, 2025, USO intends to rebalance approximately 10% of the announced percentage of the notional value of its nearest month instrument and other specified instruments (which could be 100% of such notional value of such interests) and reinvest the proceeds in the remaining current portfolio holdings as well as further-dated contracts and any new specified portfolio holdings. In addition, USO may need to adjust the roll/rebalance in light of market conditions, regulatory requirements, risk mitigation measures (including those that may be taken by USO, USO’s FCMs, counterparties or other market participants), or other factors that impact the ability of USO to make its investments and achieve its investment objective.

Beginning on January 1, 2026, on each day during a five-day roll period, USO will seek to rebalance approximately 20% of the announced percentage of the notional value of its nearest month instrument and other specified instruments (which could be 100% of such notional value of such interests) and reinvest the proceeds in the remaining current portfolio holdings as well as further-dated contracts and any new specified portfolio holdings. In addition, USO may need to adjust the roll/rebalance in light of market conditions, regulatory requirements, risk mitigation measures (including those that may be taken by USO, USO’s FCMs, counterparties or other market participants), or other factors that impact the ability of USO to make its investments and achieve its investment objective.

Through December 31, 2025, USO will roll its positions during the first ten trading days of each month and, commencing January 1, 2026 and thereafter, USO will roll its positions during the first five trading days of each month. The anticipated dates that the monthly roll period will commence are published on USO’s website at www.uscfinvestments.com, and are subject to change without notice.

5.	The definition of “Benchmark Oil Futures Contract” on page A-1 in Appendix A of the Prospectus is amended and restated as follows:

“Benchmark Oil Futures Contract: The futures contract on light, sweet crude oil as traded on the NYMEX that is the near month contract to expire and changes, over a specified period each month, into the NYMEX futures contract that is the next month to expire. The change from the near month contract to the next month contract occurs at the beginning of each month and will be approximately proportional, relative to total net assets, over each day of the ten-day roll period through December 31, 2025 and, commencing January 1, 2026 and thereafter, over each day of a five-day roll period.”